Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Closing of $75 Million Public Offering of Ordinary Shares

HOLON, ISRAEL, March 17, 2020 -- Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today announced the closing of its previously announced underwritten public offering of 8,333,334 ordinary shares at a price to the public of $9.00 per share. The gross proceeds to Compugen from the offering were approximately $75 million, before deducting underwriting discounts and commissions and other offering expenses payable by Compugen. In addition, Compugen has granted the underwriters a 30-day option to purchase up to an additional 1,250,000 ordinary shares, at the public offering price less underwriting discounts and commissions, which has not yet been exercised. The offering closed on March 16, 2020.

SVB Leerink and Stifel acted as joint bookrunning managers for the offering. SunTrust Robinson Humphrey acted as lead manager for the offering and Oppenheimer & Co. acted as co-manager for the offering.

The securities described above were offered by Compugen pursuant to a shelf registration statement on Form F-3, including a base prospectus, that was previously filed by Compugen with the Securities and Exchange Commission (the “SEC”) and that was declared effective on August 12, 2019. A final prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at +1(800) 808-7525, ext. 6218, or by email at syndicate@svbleerink.com, or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at +1(415) 364-2720 or by email at syndprospectus@stifel.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. The Company’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study. In addition, COM902, Compugen’s antibody targeting TIGIT, is expected to enter the clinic in early 2020. The Company’s therapeutic pipeline also includes early stage immuno-oncology programs focused largely on myeloid targets. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on the Nasdaq Global Market under the ticker symbol CGEN and on the Tel Aviv Stock Exchange.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, including the underwriters’ option to purchase additional shares, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product, or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies, and expects to continue to rely, on third parties to conduct its clinical trials and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Compugen may experience significant delays in the conduct of its clinical trials; Compugen’s ability to present data derived from collaborations with its partners is dependent in some cases on the agreement of our partners to present such data, and in any event is dependent on our acceptance to present data in relevant conferences; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties; and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These risks and other risks are more fully described in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-812

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989